June 10, 2026

Zhenyu Wu
Chief Financial Officer
EpicQuest Education Group International Ltd
200 N. St. Clair Street, Suite 100
Toledo, OH 43604

        Re: EpicQuest Education Group International Ltd
            Registration Statement on Form F-3
            Filed June 3, 2026
            File No. 333-296441
Dear Zhenyu Wu:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Christopher Dunham at 202-551-3783 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Cavas Pavri, Esq.